SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G
                                 (Rule 13d-102)




             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b) AND (c) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)

                               (Amendment No. 2 )1


                               Belmont Homes, Inc.
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)


                                   080381-10-6
                                 (CUSIP Number)




-----------------------
         1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of that section of the Act (however, see the Notes).

CUSIP No. 080381-10-6                   13G                  Page  2  of 6 Pages
--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         Estate of Jerold Kennedy
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a)________
                                                                     (b)________
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
--------------------------------------------------------------------------------
                  |    5     SOLE VOTING POWER
                  |
                  |          None
     NUMBER OF    |-------------------------------------------------------------
      SHARES      |    6     SHARED VOTING POWER
   BENEFICIALLY   |
     OWNED BY     |          None
       EACH       |-------------------------------------------------------------
     REPORTING    |    7     SOLE DISPOSITIVE POWER
      PERSON      |
       WITH       |          None
                  |-------------------------------------------------------------
                  |    8     SHARED DISPOSITIVE POWER
                  |
                  |          None
--------------------------------------------------------------------------------
   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         None
--------------------------------------------------------------------------------
  10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
  11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         0%
--------------------------------------------------------------------------------
  12     TYPE OF REPORTING PERSON*

                  IN(1)
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. (a)      Name of Issuer:  Belmont Homes, Inc.

Item 1. (b)      Address of Issuer's Principal Executive Offices:

                 Highway 25 South
                 Industrial Park Drive
                 Belmont, Mississippi 38827

Item 2. (a)      Name of Person Filing:  Estate of Jerold Kennedy

Item 2. (b)      Address of Principal Business Office or, if None, Residence:

                 1310 Country Club Drive
                 Red Bay, Alabama 35582

Item 2. (c)      Citizenship:  United States of America

Item 2. (d)      Title of Class of Securities:  Common Stock

Item 2. (e)      CUSIP No.: 080381-10-6

Item 3.          Not applicable

Item 4.          Ownership.

        (a)      Amount beneficially owned:

                 None

        (b)      Percent of class: 0%

        (c)      Number of shares as to which such person has:

                 (i)   Sole power to vote or to direct the vote:

                       None

                 (ii)  Shared power to vote or to direct the vote:

                       None

                 (iii) Sole power to dispose or to direct the disposition of:

                       None

                                Page 3 of 6 Pages

                 (iv)  Shared power to dispose or to direct the disposition of:

                       None


Item 5.  Ownership of Five Percent or Less of a Class.

                 If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].(1)


Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

         Not applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         Not applicable.


Item 8.  Identification and Classification of Members of the Group.

         Not applicable.


Item 9.  Notice of Dissolution of Group.

         Not applicable.


Item 10. Certification.

         Not applicable.


                                Page 4 of 6 Pages

                                    SIGNATURE

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                               February 13, 1998
                                                               -----------------
                                                                     (Date)


                                                        /s/ MILDRED E. KENNEDY
                                                        ------------------------
                                                        Estate of Jerold Kennedy
                                                          By Mildred E. Kennedy
                                                               as Executrix




                                Page 5 of 6 Pages

                            EXPLANATION OF RESPONSES
                                       OF
                            ESTATE OF JEROLD KENNEDY




(1) Mr. Jerold Kennedy previously filed a statement on Schedule 13G with regard to his ownership of shares of the common stock of Belmont Homes, Inc. ("Belmont"), and filed an amendment thereto on February 25, 1997. Mr. Kennedy died on May 4, 1997, and his shares of Belmont common stock passed to his estate. On December 31, 1997, pursuant to that certain Agreement and Plan of Merger, dated as of August 14, 1997, as amended, by and among Cavalier Homes, Inc., a Delaware corporation ("Cavalier"), Belmont and Crimson Acquisition Corp., a Mississippi corporation, and a wholly owned subsidiary of Cavalier ("Crimson"), Crimson merged with and into Belmont and Belmont became a wholly owned subsidiary of Cavalier. At the Effective Time of such merger, each share of Belmont common stock was converted into the right to receive Cavalier common stock. Accordingly, as of the Effective Time of such merger, the Estate of Jerold Kennedy no longer held any shares of Belmont common stock.

                               Page 6 of 6 Pages